Management’s Discussion and Analysis

Exhibit 99.2

ORION DIGITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2026

DATED: MAY 7, 2026

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 7, 2026, and presents an analysis of the financial condition of Orion Digital Corp. and its subsidiaries (collectively referred to as “Orion Digital”, "Orion" or the “Company”) as at and for the three months ended March 31, 2026 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2026. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019.

This MD&A is the responsibility of management. The board of directors of Orion (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company”, "Orion" or “Orion Digital” refer to Orion Digital Corp. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated. Unless otherwise noted, financial information in this MD&A has been rounded to the nearest thousand in tables and to the nearest million in narrative discussion. As a result, certain totals, subtotals and percentages may not reconcile due to rounding.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Orion. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.orion-digital.com

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted other subscription and services revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2026 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Orion Digital Corp. is a financial technology company focused on platforms for the next generation of financial services. The Company operates two distinct growth platforms: Intelligent Investing in Canadian digital wealth and Carta Worldwide in European payments infrastructure. Both platforms are supported by a consumer lending portfolio that generates operating cash flow funding investment in the Wealth and Payments platforms.

Intelligent Investing is built around a thesis the broader retail investing industry has largely abandoned: that long-term wealth is created through disciplined capital allocation, not through the frequency of decisions. The dominant model in retail investing today is optimized for engagement-combining real-time trading, leveraged instruments, and increasingly speculative features designed to maximize user activity rather than long-term outcomes. As financial systems become increasingly automated, the differentiation between platforms designed for compounding and platforms designed for engagement becomes increasingly relevant. Intelligent Investing is built for the first model. It emphasizes structured portfolio construction and behavioral discipline, supporting recurring assets under management and long-term investor outcomes. Intelligent Investing represents the Company's primary long-term growth initiative.

Carta Worldwide is the Company's European payments infrastructure platform, operating within the authorization layer of payment networks - providing the systems that authorize transactions, enforce program rules, and connect payment activity to regulated settlement networks. The authorization layer is an important component of financial systems, particularly as transaction flows become more automated.

The Company also operates a consumer lending portfolio in Canada with over two decades of operating history. The lending portfolio is managed for cash flow rather than for origination growth, generating the operating cash flow that funds investment in the Wealth and Payments platforms. The lending business operates with disciplined underwriting and risk control under Canada's revised 35% APR regime.

Orion Digital's capital allocation framework prioritizes reinvestment in the Wealth platform, followed by investment in the Payments platform, opportunistic share repurchases where appropriate, and retention of liquidity to support operating flexibility through cycles.

Business Developments

Corporate Development

•
On December 30, 2025, The Company announced its corporate name change to Orion Digital Corp., reflecting the Company’s evolution toward a multi-platform digital financial infrastructure business operating across wealth and payments. The Company's common shares began trading under the new ticker symbol "ORIO" on Nasdaq and TSX on January 2, 2026.

Wealth Platform Developments

Intelligent Investing is the Company's unified wealth platform, built around a single objective: improving capital allocation decisions for individual investors over time. It brings managed and self-directed investing together within one system, anchored by a core S&P 500 portfolio and structured to align user behavior with long-term outcomes rather than short-term activity.

The platform is being delivered in two phases. In Q4 2025, the Company completed Phase 1, which established the managed investing foundation, expanded portfolio transparency, enhanced suitability processes, goal-setting and planning tools, and a redesigned user experience. The Company is currently in the midst of Phase 2, with completion expected this quarter, consistent with its previously communicated first-half 2026 timeline. Phase 2 introduces self-directed investing within the same unified platform as managed investing, completing the foundational architecture of Intelligent Investing.

This is not an incremental product expansion. It is a different model for individual investing.

Most platforms are structurally aligned with activity - more trades, more engagement, more volume - regardless of whether those behaviors improve investor outcomes. Intelligent Investing is built around a different objective: improving capital allocation decisions over time.

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Management’s Discussion and Analysis

The system rests on three principles:

•
A core S&P 500 portfolio as the default foundation, reflecting the long-run reality that most investors and most professional managers underperform the market.
•
Self-directed investing as a disciplined layer, where capital allocation is measured against the S&P 500 benchmark and earned through demonstrated performance, not assumed.
•
An environment intentionally designed to reduce emotional, reactive decision-making and reinforce structured, long-term thinking through allocation frameworks, behavioral constraints, and performance feedback.

The result is a unified system that aligns user behavior with long-term outcomes - shifting the focus from activity to decision quality, and from short-term engagement to long-term compounding.

Phase 2 establishes the foundation for the Company's long-term objective: to build the most effective capital allocation system for individual investors.

Assets under management (AUM) on the Wealth platform were $495.6 million at March 31, 2026, up 14% from $436.3 million at March 31, 2025.

Payments Platform Developments

In Q1 2026, Carta processed $2.7 billion in European transaction volume, up 12% from $2.4 billion in Q1 2025. Adjusted Q1 2026 payments revenue(1) was consistent with Q1 2025 at $2.3 million. Full-year 2025 European volume was $11.1 billion.

The Company is also evaluating stablecoin-based infrastructure within the Carta payments platform for selected cross-border payment flows where the technology may improve settlement speed, transparency, and cost efficiency, subject to applicable regulatory, partner, and risk-management requirements.

Strategic Portfolio Monetizations and Capital Allocation

In January 2026, the Company exited its remaining equity position in WonderFi Technologies Inc. ("WonderFi"). Combined with the partial monetization of approximately $13.8 million in August 2025, the Company has now fully exited its WonderFi position. The proceeds from the WonderFi exit increased the Company's cash position materially, supporting balance sheet flexibility for continued reinvestment in the Wealth and Payments platforms.

In Q1 2026, the Company repurchased 48,724 common shares under its share repurchase program. As March 31, 2026, Orion had repurchased a total of 1,715,909 common shares since June 2022, representing approximately 7.2% of its outstanding shares. The Company maintains a Nasdaq share repurchase authorization of up to $10 million.

The Company continues to hold a Bitcoin position acquired under its previously announced treasury strategy. Management views current exposure as consistent with the Company's long-term capital allocation framework. Near-term capital allocation priorities are focused on reinvestment in the Wealth and Payments platforms and opportunistic share repurchases.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Regulatory and Market Developments

Effective January 1, 2025, Orion Digital has been operating under Canada's revised maximum allowable interest rate of 35% APR. The Company implemented product changes for compliance and continues to manage the loan portfolio with disciplined underwriting and risk control.

Continued macroeconomic uncertainty associated with global trade developments and tariffs announced in 2025 may affect economic conditions in Canada. The Company continues to monitor these conditions in the management of its lending portfolio.

Financial Highlights

Q1 2026 results reflect continued execution on Orion Digital's strategy of building platforms for the next generation of financial services, with operating performance consistent with the Company's full-year trajectory.

Revenue

Total revenue was $16.9 million in Q1 2026 compared to $17.3 million in Q1 2025. Excluding revenue from non-core businesses exited during 2025, adjusted revenue(1) increased 2% year-over-year to $16.9 million, reflecting growth in the Wealth and Payments platforms as well as growth in adjusted other subscription and services revenue(1).

Subscription and services revenue totaled $10.5 million in Q1 2026, representing 63% of total revenue. This compares to $10.7 million or 62% in Q1 2025. The year-over-year change reflects the Company’s exit from the legacy institutional brokerage business and Canadian payments operations during 2025. Excluding revenue from these exited businesses, adjusted subscription and services revenue(1) increased 7% to $10.5 million.

Within subscription and services revenue:

•
Wealth revenue increased 12% year-over-year to $3.9 million reflecting continued AUM growth and increasing platform adoption following the Phase 1 rebuild.
•
Payments revenue was $2.3 million, with adjusted payments revenue(1) (excluding the exited Canadian payments operations) consistent year-over-year, reflecting strong Q1 2026 European transaction volume growth of 12% offset by program mix.
•
Other subscription and services revenue was $4.3 million; excluding the exit of the legacy institutional brokerage business, adjusted other subscription and services revenue(1) grew 6% year-over-year.

Profitability and Cash Flow

Gross profit was $11.6 million in Q1 2026 consistent with the same period in the prior year. Gross margin expanded from 67% in Q1 2025 to 69% in Q1 2026, reflecting the continued shift in revenue mix toward higher-margin platform revenue and the disciplined exit of lower-margin non-core revenue streams.

Adjusted EBITDA(1) was $1.5 million in Q1 2026 and increase of 46% from $1.1 million in Q1 2025.

Cash flow from operating activities before investment in gross loans receivable(1) was $4.0 million in Q1 2026, a 6% increase compared to the same period last year.

Net loss was $5.8 million in Q1 2026 compared to $11.9 million in Q1 2025, an improvement of 51% with the variance primarily driven by a non-operating revaluation loss recorded in the prior period.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Balance Sheet and Liquidity

The Company ended Q1 2026 with $35.4 million in cash, marketable securities and investments, comprising:

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Cash and restricted cash of $25.6 million, an increase of 97% year-over-year from $13.0 million at Q1 2025, reflecting both ongoing operating cash generation and the conversion of non-core holdings to operating liquidity, including the August 2025 January 2026 monetizations of the Company's WonderFi position
•
Marketable securities of $4.7 million
•
Investment portfolio of $5.1 million

Total cash, marketable securities and investment portfolio of $35.4 million as at March 31, 2026, compared to $38.8 million as at March 31, 2025, reflecting the conversion of investment portfolio holdings into operating cash.

Q1 2026 KPI Scorecard

In conjunction with Q1 results, the Company is including a KPI scorecard to provide visibility into the operating performance of each platform alongside corporate-level metrics.

($000s unless otherwise indicated; percentages in %)
	Q1 2026	Q1 2025	Change %
Wealth Platform
Assets under management (millions)	495.6	436.3	14%
Wealth revenue	3,891	3,481	12%
Payments Platform
European transaction volume (billions)	2.7	2.4	12%
Adjusted payments revenue(1)	2,307	2,306	0%
Lending and Other
Cash provided by operations before investment in gross loans receivable(1)	4,015	3,770	6%
Corporate
Cash and restricted cash	25,565	13,037	96%
Total cash, marketable securities and investment portfolio	35,371	38,832	(9)%
Adjusted EBITDA(1)	1,528	1,050	46%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Financial Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Orion’s control. Please refer to page 4 for more information on forward-looking statements.

We are providing updated guidance:

•
Q2 2026 Adjusted EBITDA(1): approximately $2.5 million to $3.5 million
•
Full-year 2026 Adjusted EBITDA(1): approximately $6.0 million to $7.0 million,
•
Consolidated revenue: modestly lower year-over-year

We are reducing Q2 loan originations by approximately 50% from Q1 levels. We want investors to see clearly what the business produces under this scenario. With reduced new origination activity, the existing loan book generates cash without the offsetting customer acquisition and incremental provision costs we incur at full deployment pace. The Q2 Adjusted EBITDA guide reflects that. This is a temporary modulation, not a run rate.

We are guiding second-half Adjusted EBITDA lower than the first half as we ramp up origination volume again and increase marketing investment, including for Intelligent Investing following its Phase 2 roll out.

1.
Adjusted EBITDA is a non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measure to their most directly comparable IFRS measure, net income (loss). This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Orion members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted revenue(1), adjusted subscription and services revenue(1), adjusted payments revenue(1), adjusted other subscription and services revenue(1),adjusted EBITDA(1), adjusted net income (loss)(1) and cash provided by operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide a summary of key performance indicators for the applicable reported periods:

	As at
	March 31, 2026	March 31, 2025	Change %
Key Business Metrics
Orion members (000s)	2,370	2,221	7%

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
IFRS Measures
Revenue	$16,856	$17,330	(3)%
Subscription and services revenue	10,536	10,731	(2)%
Wealth revenue	3,891	3,481	12%
Payments revenue	2,307	2,555	(10)%
Net loss	(5,812)	(11,871)	(51)%
Cash (used in) provided by operating activities	(419)	560	n/a
Key Performance Indicators(1)
Adjusted revenue	16,856	16,490	2%
Adjusted subscription and services revenue	10,536	9,891	7%
Adjusted payments revenue	2,307	2,306	0%
Adjusted EBITDA	1,528	1,050	46%
Adjusted net loss	(721)	(1,463)	(51)%
Cash provided by operations before investment in gross loans receivable	4,015	3,770	6%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Performance Indicators

These measures are used by management and the Board to understand and evaluate our core operating performance and trends. Management considers cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

Orion members(1)

Our total member base grew to 2,370,000 members as at March 31, 2026, from 2,221,000 members as at March 31, 2025, representing an increase of approximately 7% or 149,000 net members. From Q4 2025, net members increased by 42,000 in Q1 2026. The growth in our member base reflects the continued adoption of our products by new members.

Adjusted revenue(1)

Three months ended Q1 2026 vs Q1 2025

Adjusted revenue was $16.9 million for the three months ended March 31, 2026, an increase of $0.4 million compared to $16.5 million in the same period last year. The increase was primarily driven by growth in the Company’s wealth platform, supported by continued activity within the payments infrastructure business.

Adjusted subscription and services revenue(1)

Three months ended Q1 2026 vs Q1 2025

Adjusted subscription and services revenue was $10.5 million for the three months ended March 31, 2026, an increase of $0.6 million compared to $9.9 million in the same period last year. Within this category, wealth revenue increased 12% year-over-year, reflecting continued adoption of the Intelligent Investing platform, while adjusted payments revenue remained consistent at $2.3 million.

Adjusted payments revenue(1)

Three months ended Q1 2026 vs Q1 2025

Adjusted payments revenue was $2.3 million for the three months ended March 31, 2026, consistent with the same period last year, reflecting steady demand and continued activity within the payments infrastructure business.

Adjusted EBITDA(1)

Three months ended Q1 2026 vs Q1 2025

Adjusted EBITDA was $1.5 million for the three months ended March 31, 2026, an increase of $0.4 million compared with an adjusted EBITDA of $1.1 million in the same period last year. The improvement was driven by a reduction in cost of revenue that more than offset the decline in revenue, leading to higher gross profit, along with lower operating expenses, resulting in improved overall profitability. The Company continues to demonstrate operating discipline, with cost reductions and efficiency initiatives supporting improved margins.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted net loss(1)

Three months ended Q1 2026 vs Q1 2025

Adjusted net loss was $0.7 million for the three months ended March 31, 2026, an improvement of $0.8 million compared with an adjusted net loss of $1.5 million in the same period last year. The improvement reflects the same factors driving adjusted EBITDA, including higher gross margin from lower cost of revenue and reduced operating expenses, as well as lower interest and financing expenses in the current period.

Cash provided by operating activities before investment in gross loans receivable(1)

Three months ended Q1 2026 vs Q1 2025

Cash provided by operating activities before investment in gross loans receivable was $4.0 million for the three months ended March 31, 2026, an increase of $0.2 million compared to $3.8 million in the same period last year. This increase was primarily driven by improved operating performance and a greater contribution from non-cash items in the current period compared to the prior year.

IFRS Measures

Revenue

Three months ended Q1 2026 vs Q1 2025

Total revenue decreased to $16.9 million for the three months ended March 31, 2026 compared to $17.3 million in the same period last year. The decreased primarily reflects the Company’s exit from the legacy institutional brokerage business and Canadian payments operations as previously announced, as well as lower interest revenue following the implementation of the 35% rate cap on consumer lending in Canada and the Company’s disciplined management of its lending portfolio.

These declines were offset by continued growth in the Company’s Wealth platform, along with stable performance in its Payments business.

Subscription and services revenue

Subscription and services revenue represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue, and other subscription-related products.

Three months ended Q1 2026 vs Q1 2025

Subscription and services revenue decreased to $10.5 million for the three months ended March 31, 2026 compared to $10.7 million in the same period last year.

Within this category, wealth revenue increased to $3.9 million, representing growth of 12% or $0.4 million compared to $3.5 million in the same period last year, reflecting continued growth in the Intelligent Investing platform.

Payments revenue decreased to $2.3 million compared to the same period last year reflecting exit of the Canadian operations in 2025.

Other subscription and services revenue decreased compared to the same period in the prior year primarily due to the Company's exit from the legacy institutional brokerage business in the year.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Net loss

Three months ended Q1 2026 vs Q1 2025

Net loss was $5.8 million for three months ended March 31, 2026, compared to $11.9 million in the same period last year. The decrease in net loss is primarily due to the $8.3 million non-operating revaluation loss on marketable securities in the same period in the prior year.

Net cash provided by (used in) operating activities

Three months ended Q1 2026 vs Q1 2025

Net cash used in operating activities was ($0.4) million for the three months ended March 31, 2026, compared to net cash provided by operating activities of $0.6 million in the same period last year. The change was primarily due to an increase in cash invested in loans receivable and changes in working capital management.

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Management’s Discussion and Analysis

Results of Operations

The Company’s results of operations for the three months ended March 31, 2026 reflect the continued evolution of Orion Digital’s business model toward platform-based revenue streams. Growth during the period was primarily driven by expansion of the Company’s Wealth platform, Intelligent Investing, and continued development of its payments infrastructure through Carta. At the same time, total revenue was affected by the strategic exit of the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada. The Company’s lending portfolio continues to operate as a stable cash-generating asset that supports the Company’s broader capital allocation strategy while management prioritizes investment in its Wealth platform and payments infrastructure.

The following table sets forth a summary of our results of operations for the three months ended March 31, 2026 and 2025:

($000s, except per share amounts)
	Three months ended
	March 31, 2026	March 31, 2025
Total revenue	$16,856	$17,330
Cost of revenue	5,217	5,718
Gross profit	11,639	11,612
Technology and development	2,972	2,782
Marketing	963	1,147
Customer service and operations	2,578	2,603
General and administration	3,598	4,030
Stock-based compensation	229	475
Depreciation and amortization	2,026	1,954
Total operating expenses	12,366	12,991
Loss from operations	(727)	(1,379)
Credit facility interest expense	1,372	1,446
Debenture and other financing expense	746	913
Accretion related to debentures	131	154
Revaluation loss	2,863	7,662
Other non-operating expense	72	416
	5,184	10,591
Net loss before tax	(5,911)	(11,970)
Income tax recovery	(99)	(99)
Net loss	(5,812)	(11,871)
Other comprehensive loss:
Foreign currency translation reserve gain (loss)	65	(762)
Other comprehensive income (loss)	65	(762)
Total comprehensive loss	(5,747)	(12,633)

Adjusted EBITDA(1)	1,528	1,050
Adjusted net loss(1)	(721)	(1,463)
Basic income (loss) per share	(0.24)	(0.49)
Diluted income (loss) per share	(0.24)	(0.49)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Subscription and services revenue	$10,536	$10,731	(2)%
Interest revenue	6,320	6,599	(4)%
Total revenue	16,856	17,330	(3)%

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Subscription and services revenue
Wealth revenue	$3,891	$3,481	12%
Payments revenue	2,307	2,555	(10)%
Other Subscription and Services revenue	4,338	4,695	(8)%
Total subscription and services revenue	10,536	10,731	(2)%
Interest revenue	6,320	6,599	(4)%
Total revenue	16,856	17,330	(3)%

Subscription and services revenue – represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue and other subscription-related products. Wealth revenue includes fees related to Orion Digital's Intelligent Investing platform and also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription and services revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, legacy institutional brokerage revenue and other fees and charges.

Interest revenue – represents interest earned on the Company’s consumer lending products. The lending portfolio continues to operate as a stable, cash-generating asset that supports the Company’s broader capital allocation strategy. Origination levels are actively managed based on risk conditions and capital allocation priorities.

Wealth revenue was $3.9 million for the three months ended March 31, 2026, representing an increase of $0.4 million compared to $3.5 million in the same period last year. The increase reflect continued adoption of the Company’s Intelligent Investing platform following the rollout of Phase 1 of the platform, which introduced the new managed portfolio offering during the year.

Payments revenue was $2.3 million for the three months ended March 31, 2026, which is a decrease of $0.3 million compared to the same period last year reflecting exit of the Canadian operations in 2025.

Other subscription and services revenue was $4.3 million for the three months ended March 31, 2026, which is a $0.4 million decrease compared to $4.7 million in the same period last year. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in Q2 of the prior year.

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

16 | Page

Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Provision for loan losses, net of recoveries	$4,638	$4,814	(4)%
Transaction costs	579	904	(36)%
Cost of revenue	5,217	5,718	(9)%
As a percentage of total revenue	31%	33%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Intelligent Investing.

Cost of revenue was $5.2 million for the three months ended March 31, 2026, a decrease of $0.5 million compared to the same period in the prior year.

Provision for loan losses, net of recoveries, has decreased for the three months ended March 31, 2026 compared to the same periods in the prior year. The reduction was attributable to enhanced credit quality as well as adjustments to provisions based on evolving macroeconomic factors.

Transaction costs have decreased for the three months ended March 31, 2026 compared to the same periods in the prior year. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in the year.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

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Management’s Discussion and Analysis

Technology and development expenses

The following table provides the technology and development expenses for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Technology and development	2,972	2,782	7%
As a percentage of total revenue	18%	16%

Technology and development expenses consist primarily of personnel and related costs associated with the Company’s product development, business intelligence, artificial intelligence and machine learning initiatives, and information technology infrastructure teams. Associated expenses include hosting, software licenses, data acquisition, professional services, and costs related to the development, deployment, and maintenance of technology assets.

Technology and development expenses were $3.0 million for the three months ended March 31, 2026, representing an increase of $0.2 million compared to $2.8 million in the same period last year. These increases primarily reflect continued investment in the development and enhancement of the Company’s Intelligent Investing platform and supporting infrastructure.

Marketing expenses

The following table provides the marketing expenses for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Marketing	$963	$1,147	(16)%
As a percentage of total revenue	6%	7%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses for the three months ended March 31, 2026 were $1.0 million, compared to $1.1 million for the corresponding period in the prior year, representing a decrease of $0.1 million. The decrease was primarily attributable to lower marketing expenditures during the period.

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Management’s Discussion and Analysis

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Customer service and operations	$2,578	$2,603	(1)%
As a percentage of total revenue	15%	15%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were consistent for the three months ended March 31, 2026 compared to the same period last year.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
General and administration	$3,598	$4,030	(11)%
As a percentage of total revenue	21%	23%

G&A expenses consist primarily of personnel-related costs, including salaries and benefits, for employees across general and administrative functions. Additional expenses include professional services, occupancy and office costs, public company expenses, and other general corporate expenses.

G&A expenses were $3.6 million for the three months ended March 31, 2026, which is a $0.4 million decrease compared to $4.0 million in the same period last year. These decreases were primarily attributable to lower operational costs as a result of ongoing efficiency initiatives and increased leverage of the Company’s existing operating structure.

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Management’s Discussion and Analysis

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months ended March 31, 2026 and 2025 were as follows:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Stock-based compensation	$229	$475	(52)%
Depreciation and amortization	2,026	1,954	4%
	2,255	2,429	(7)%
As a percentage of total revenue	13%	14%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.2 million in the three months ended March 31, 2026 compared to $0.5 million in the same period in the prior year. The decrease in stock-based compensation is driven by the granting of fewer options in the current year.

Depreciation and amortization remained consistent at $2.0 million in the three months ended March 31, 2026 compared to the same period last year.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Credit facility interest expense	$1,372	$1,446	(5)%
As a percentage of total revenue	8%	8%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense remained consistent for the three months ended March 31, 2026 compared to the same period in the prior year, as the impact of a lower interest rate was offset by a higher average outstanding balance.

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Management’s Discussion and Analysis

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months ended March 31, 2026 and 2025:

($000s, except percentages)
	Three months ended
	March 31, 2026	March 31, 2025	Change %
Debenture and other financing expense	$746	$913	(18)%
Accretion related to debentures	131	154	(15)%
Revaluation loss	2,863	7,662	(63)%
Other non-operating expense	72	416	(83)%
Total other expense	3,812	9,145	(58)%
As a percentage of total revenue	23%	53%

Total other expenses was $3.8 million for the three months ended March 31, 2026, which is a change of $5.3 million compared to $9.1 million for the same period last year. The change was primarily driven by a higher revaluation loss in the prior period.

Revaluation gains and losses relate primarily to non-operating items and do not reflect the underlying performance of the Company’s core operating businesses. Revaluation loss was $2.9 million for the three months ended March 31, 2026 compared to a $7.7 million in the same period last year. The variance is primarily attributable to a loss in investment portfolio and marketable securities of $2.6 million in the current period, compared to $9.8 million in the same period last year.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities. Debenture and other financing expense remained relatively consistent for the three months ended March 31, 2026.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2026	2025				2024
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Income Statement Highlights
Total revenue	$16,856	$17,391	$16,963	$16,933	$17,330	$18,042	$17,685	$17,553
Loss from operations	(727)	(88)	(578)	(603)	(1,379)	(124)	(398)	(1,296)
Other (expenses) income, including taxes	(5,085)	(5,574)	(3,931)	14,111	(10,492)	10,519	(7,714)	(11,055)
Net (loss) income	(5,812)	(5,662)	(4,509)	13,508	(11,871)	10,395	(8,112)	(12,351)
Net (loss) income per common share (basic)	(0.24)	(0.24)	(0.19)	0.56	(0.49)	0.43	(0.33)	(0.51)
Net (loss) income per common share (fully diluted)	(0.24)	(0.24)	(0.19)	0.56	(0.49)	0.43	(0.33)	(0.51)
Non-IFRS Financial Measures(1)
Adjusted revenue	16,856	17,391	16,963	16,933	16,490	16,213	16,578	16,065
Adjusted EBITDA	1,528	2,177	1,968	1,933	1,050	2,083	2,147	1,372
Adjusted net loss	(721)	(130)	(332)	(404)	(1,463)	(449)	(540)	(1,483)
Cash provided by operations before investment in gross loans receivable	4,015	5,995	3,631	6,175	3,770	4,120	4,830	3,777

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

Over the eight quarters from Q2 2024 through Q1 2026, the Company’s quarterly results reflect a period of deliberate strategic transition followed by improving operating performance. Mid-2024 was characterized by increased investment in the Company’s wealth and payments businesses, alongside continued exposure to lower-margin legacy activities, which weighed on operating results despite stable revenue across core products.

Beginning in the second half of 2024, management initiated a series of actions to improve the quality and durability of earnings, with a renewed focus on operating efficiency. While these actions reduced reported revenue in certain quarters, they resulted in a revenue mix increasingly concentrated in the Company’s core businesses, which management believes are more scalable and support more sustainable revenue generation over time.

Through 2025 and into Q1 2026, the Company continued to balance investment in product development with tighter cost discipline. Operating performance strengthened through the second half of 2025, driven by the benefits of prior restructuring actions, efficiency initiatives, and growth in the Company’s core wealth and payments businesses. In Q1 2026, while revenue and adjusted EBITDA declined sequentially from Q4 2025, results continued to reflect a more streamlined cost structure and focus on core operations.

Net income (loss) over the periods presented exhibited some quarter-to-quarter variability. The reduction in net loss in Q1 2026 compared to Q3 and Q4 2025 reflects improvements in the Company’s overall cost structure, including lower operating and financing expenses.

Overall, results in Q4 2025 and Q1 2026 represent a more normalized operating profile following the completion of strategic exits and repositioning initiatives undertaken in prior periods. Management believes these periods provide a more meaningful reference point for evaluating the Company’s ongoing performance, notwithstanding typical quarter-to-quarter variability.

22 | Page

Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted other subscription and services revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

The following adjusted metrics are intended to provide insight into the performance of the Company’s continuing platform businesses following the strategic exits completed in 2025.

Adjusted revenue

Adjusted revenue is a non-IFRS financial measure calculated as total revenue excluding revenue from the legacy institutional brokerage business and Carta Canada payments revenue, both of which were exited in Q1 2025.

Management believes this measure provides a more relevant view of the Company’s ongoing operating performance by excluding revenue from businesses that have been exited and by better reflecting trends within the Company’s core platform businesses.

Adjusted revenue is used by management and the Board to evaluate operating performance and to assess growth trends within the Company’s continuing lines of business.

The following table presents a reconciliation of adjusted revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Total revenue	$16,856	$17,330
Less:
Legacy institutional brokerage business revenue	—	(591)
Canadian payments revenue	—	(249)
Adjusted revenue	16,856	16,490

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Management’s Discussion and Analysis

Adjusted subscription and services revenue

Adjusted subscription and services revenue is a non-IFRS financial measure calculated as total subscription and services revenue excluding revenue from the legacy institutional brokerage business and Carta Canada payments revenue, both of which were exited in Q1 2025.

Management uses this measure to evaluate performance within the Company’s core platform revenue streams, which include the Intelligent Investing wealth platform and the Carta payments infrastructure business.

The following table presents a reconciliation of adjusted subscription and services revenue to subscription and services revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Subscription and services revenue	$10,536	$10,731
Less:
Legacy institutional brokerage business revenue	—	(591)
Canadian payments revenue	—	(249)
Adjusted subscription and services revenue	10,536	9,891

Adjusted payments revenue

Adjusted payments revenue is a non-IFRS financial measure calculated as total payments revenue excluding Canadian payments revenue, which was exited in Q1 2025 as part of the Company’s decision to focus the Carta platform on European payments programs.

Management uses this measure to evaluate the performance and growth of the Company’s continuing payments infrastructure operations.

The following table presents a reconciliation of adjusted payments revenue to payments revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Payments revenue	$2,307	$2,555
Less:
Canadian payments revenue	—	(249)
Adjusted payments revenue	2,307	2,306

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Management’s Discussion and Analysis

Adjusted other subscription and services revenue

Adjusted other subscription and services revenue is a non-IFRS financial measure calculated as total other subscription and services revenue excluding revenue from the legacy institutional brokerage business which was exited in Q1 2025.

Management uses this measure to evaluate performance within the Company as it provides a more relevant view of the ongoing operating performance by excluding revenue from businesses that have been exited and by better reflecting trends within the Company’s core platform businesses.

The following table presents a reconciliation of adjusted other subscription and services revenue to other subscription and services revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Other Subscription and Services revenue	$4,338	$4,695
Less:
Legacy institutional brokerage business revenue	—	(591)
Adjusted other Subscription and Services revenue	4,338	4,104

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Net loss	$(5,812)	$(11,871)
Credit facility interest expense	1,372	1,446
Debenture and other financing expense	746	913
Accretion related to debentures	131	154
Stock-based compensation	229	475
Depreciation and amortization	2,026	1,954
Revaluation loss	2,863	7,662
Other non-operating expense	72	416
Income tax recovery	(99)	(99)
Adjusted EBITDA	1,528	1,050

25 | Page

Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net income (loss) excluding stock-based compensation, depreciation and amortization, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes credit facility interest expense, debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net income (loss) to net income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Net loss	$(5,812)	$(11,871)
Stock-based compensation	229	475
Depreciation and amortization	2,026	1,954
Revaluation loss	2,863	7,662
Other non-operating expense	72	416
Income tax recovery	(99)	(99)
Adjusted net loss	(721)	(1,463)

Cash provided by operating activities before investment in gross loans receivable

Cash provided by operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Cash (used in) provided by operating activities	$(419)	$560
Net issuance of loans receivable	(4,434)	(3,210)
Cash provided by operations before investment in gross loans receivable	4,015	3,770

Orion members

Orion members is not a financial measure. Orion members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, Intelligent Investing, our premium account subscription offerings, unique content, or events. People cease to be Orion members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Orion members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Orion members who have accessed.

26 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2026 and December 31, 2025:

($000s)	As at
	March 31, 2026	December 31, 2025
Cash and cash equivalent	$23,742	$17,702
Loans receivable, net	60,446	60,650
Total assets	166,594	173,634
Total liabilities	99,851	101,313

Total assets decreased by $7.0 million during the three months ended March 31, 2026. The decrease is primarily attributable to decreased in marketable securities and the continued amortization of intangible assets. Cash and cash equivalents increased due to the monetization of marketable securities.

Total liabilities decreased by $1.5 million during the three months ended March 31, 2026. The decrease is primarily due to a decrease in accounts payable, accruals as well as a decrease in debentures resulting from principal repayments. The Company’s approach to its debentures is to maintain flexibility while gradually optimizing its cost of capital. This may include equity-based settlement depending on liquidity conditions.

The Company manages its capital structure on a net basis, taking into account both financial liabilities and the associated earning assets that support them. Gross loans receivable were $77.9 million as at March 31, 2026, compared to $77.6 million at December 31, 2025, reflecting loan originations partially offset by repayments and charge-offs. The allowance for loan losses was $17.4 million, representing 22.4% of gross loans receivable, compared to $17.0 million (21.9%) at December 31, 2025. The increase primarily reflects updated macroeconomic assumptions and portfolio performance. The allowance represents management’s estimate of expected credit losses under IFRS 9. Further details are provided in Note 4.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. The Company’s capital structure includes debentures that may be settled in cash or common shares at the Company’s discretion, and which are subordinated to the Company’s senior credit facility, resulting in an effective maturity that aligns with the maturity of that facility and reduces near-term refinancing requirements. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2025. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance Technology Inc. in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and their impact on loan performance, and potential mergers, strategic investments and acquisitions activity. The Company does not face a near-term refinancing requirement with respect to its debentures or credit facility.

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Management’s Discussion and Analysis

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In February 2025, we amended our credit facility. The amendment changed the effective interest rate from 8% plus SOFR, to 7% plus SOFR, and extends the maturity date from January 2026 to January 2029. The Company’s credit facility is secured by and directly tied to its loan receivables and represents matched funding of earning assets. Accordingly, this facility should be evaluated in the context of the associated loan receivables rather than as standalone corporate leverage.

Economic Cash Flow Summary (Supplemental)

In addition to the consolidated statement of cash flows prepared in accordance with IFRS, management reviews cash flow by grouping activities into operating cash generation, discretionary investment, balance sheet deployment and financing activities. The following summary is provided to illustrate the economic drivers of changes in cash during the period and reconciles to the consolidated statement of cash flows.

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Core operating cash generation (Before loan deployment and discretionary investments) (1)	$4,740	$4,538
Discretionary growth and platform investment (2)	(880)	(458)
Net deployment into loan receivables (3)	(4,691)	(3,761)
Portfolio investments and monetizations (4)	8,387	2,447
Net financing and capital allocation activities (5)	(1,516)	(1,476)
Net change in cash	6,040	1,290

This table presents a management cash flow summary, which is not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers. The net change in cash presented above reconciles to the net increase (decrease) in cash and cash equivalents reported in the consolidated statement of cash flows.

(1)
Core operating cash generation represents operating cash flow excluding net issuance of loans receivable and cash interest paid on debentures of $0.7 million and $0.8 million for the three months ended March 31, 2026, and 2025 respectively. These amounts have been included in Net change in loans receivable and net financing and shareholder actions respectively.
(2)
Investments in intangible assets and property and equipment.
(3)
Net change in loans receivable, net advances and repayments on credit facility
(4)
Net cash flows from purchases and sales of marketable securities and investment portfolio monetizations.
(5)
Cashflow related to debenture principal and interest payments, share repurchases, lease principal payments and foreign exchange effects.

Core operating cash generation

Core operating cash generation was $4.7 million for the three months ended March 31, 2026, an increase of $0.2 million compared to $4.5 million in the same period in the prior year. The increase was primarily attributable to changes in working capital management.

Discretionary growth and platform investment

Discretionary growth and platform investment was $0.9 million for the three months ended March 31, 2026, a $0.4 million increase compared to $0.5 million in the same period last year. The increased investment reflects the Company's investment in the unified intelligent investing platform to be launched in 2026.

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Management’s Discussion and Analysis

Net deployment into loan receivables

Net balance sheet deployment was $4.7 million for the three months ended March 31, 2026, a $0.9 million increase compared to $3.8 million in the same period last year. This is primarily due to an increase in the Company's net issuance of loans receivable in the current year.

Portfolio investments and monetizations

Portfolio investments and monetizations was $8.4 million for the three months ended March 31, 2026. The increase was primarily attributable to the monetization of the Company’s remaining equity position in WonderFi during the current period. The monetization of marketable securities reflects disciplined capital allocation and strengthens the Company’s liquidity position.

Net financing and shareholder actions

Net financing and shareholder actions remained broadly consistent with the same period in the prior year at $1.5 million.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2026 and 2025

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Cash provided by operating activities before changes in working capital (1)	$3,955	$3,284
Other changes in working capital (1)	60	486
Cash provided by operating activities before changes in loans receivable	4,015	3,770
Cash invested in loans receivable	(4,434)	(3,210)
Cash (used in) provided by operating activities	(419)	560
Cash provided by investing activities	7,507	1,989
Cash used in financing activities	(1,050)	(1,246)
Effect of exchange rate fluctuations	2	(13)
Net increase in cash for the period	6,040	1,290

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.
(2)
Operating cash flow excluding changes in working capital and net issuance of loans receivable.

Cash (used in) provided by operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees. Investment in loans receivable represents a discretionary deployment of capital and can be adjusted based on market conditions and capital allocation priorities.

Cash provided by operating activities before investment in gross loans receivables was $4.0 million for the three months ended March 31, 2026, which is a $0.2 million decrease compared to $3.8 million in the same period last year.

Cash invested in loans receivable was a $4.4 million outflow in the three months ended March 31, 2026 compared to a $3.2 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

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Management’s Discussion and Analysis

Cash used in operating activities was ($0.4) million for the three months ended March 31, 2026 compared cash provided by operating activities of $0.6 million in the same period last year. The change was primarily due to an increase in cash invested in loans receivable and changes in working capital management.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, monetization of our investment portfolio and marketable securities. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash provided by investing activities in the three months ended March 31, 2026 was $7.5 million compared to $2.0 million in the same period last year. The increase in cash provided by investing activities is primarily due to inflows from the monetization of the Company’s remaining equity position in WonderFi during the current period

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended March 31, 2026 was ($1.1) million compared to ($1.2) million for the same period last year. The decrease is due to $0.3 million of net draws on the Company's credit facility in current period compared to $0.6 million in the prior period as well as a decrease in principal repayments of lease liabilities. These were offset by a slight increase in principal repayments on debentures and increased share repurchases.

Contractual Obligations

The following table shows contractual obligations as at March 31, 2026. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2026	2027	2028	2029
Commitments - operational
Lease payments	1,085	605	—	—
Accounts payable	3,352	—	—	—
Accruals and other	12,471	—	—	—
Other purchase obligations	585	390	—	—
Interest – credit facility	4,607	5,515	5,515	30
Interest – Debentures(1)	1,943	2,424	2,217	520
	24,043	8,934	7,732	550
Commitments – principal repayments
Credit facility	—	—	—	50,977
Debentures (1)	1,706	2,438	2,639	25,411
	1,706	2,438	2,639	76,388
Total contractual obligations	25,749	11,372	10,371	76,938

(1)
The debenture repayments are payable in either cash or common shares of Orion at Orion’s option. The number of common shares required to settle the repayments are variable based on the Company's share price at the repayment date. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of the credit facility.

Actual cash outflows associated with debenture obligations may differ as the Company has the ability to settle such obligations in common shares at its discretion.

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Management’s Discussion and Analysis

Transactions with Related Parties

Related party transactions during the three months ended March 31, 2026 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2026 totaled $0.1 million (March 31, 2025 – $0.1 million). The debentures bear annual coupon interest of 8.0% (March 31, 2025 – 8.0%) with interest expense for the three months ended March 31, 2026 totaling $3,000 (March 31, 2025 – $3,000). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of November 7, 2025, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at May 7, 2026
Common shares	23,894,826
Stock options	3,382
Restricted share units	-
Common share purchase warrants (2)	1,698

(2)
Common share purchase warrants include the 1,018,519 warrants accounted for as a derivative financial liability. These warrants expire in June 2026. Refer to Note 16 of the interim condensed consolidated financial statements for the three months ended March 31, 2026.

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risks and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2025 and interim condensed consolidated financial statements for the three months ended March 31, 2026.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada announced its intention to amend section 347 of the Criminal Code and reduce the maximum allowable interest rate from 60% to 35% annual percentage rate ("APR"). On May 31, 2024, the governor general in counsel announced that the amendments would be effective January 1, 2025. Agreements entered into before the coming into force date of January 1, 2025, are not impacted. The new reduced rate is only applicable to agreements entered into as of January 1, 2025. The Company has made the necessary adjustments to product offerings to comply with the new rate requirements.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio and marketable securities. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio and marketable securities. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio and marketable securities. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not

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Management’s Discussion and Analysis

develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2025, and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the provision for loan losses, net of recoveries, fair value of privately held investments, and impairment testing of intangible assets and goodwill which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025 and interim condensed consolidated financial statements for the three months ended March 31, 2026.

Changes in Accounting Policies including Initial Adoption

Material accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended December 31, 2025.

New and amended standards and interpretations

The Company assessed the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, including clarifications related to the assessment of contractual cash flow characteristics of financial assets and the derecognition of financial liabilities in electronic payment systems. Based on this assessment, the Company determined that these amendments did not have a material impact on the classification or measurement of its financial assets and liabilities, nor on its disclosures.

Certain other new or amended standards and interpretations became effective on January 1, 2026, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company expects the adoption of IFRS 18 to primarily affect the presentation and disclosure of information in the consolidated financial statements. The Company does not expect the standard to significantly affect the recognition or measurement of amounts recognized in the consolidated financial statements. The Company continues to assess the detailed impact of IFRS 18 ahead of its adoption.

Controls and Procedures

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Management’s Discussion and Analysis

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

During the three months ended March 31, 2026, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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